Exhibit 99.2

BHP BILLITON FINANCE (USA) LIMITED

BHP BILLITON LIMITED

BHP BILLITON PLC

301 Certificate

The undersigned officer of BHP Billiton Finance (USA) Limited, a corporation incorporated under the laws of the Commonwealth of Australia (the “Company”), and each of the undersigned officers of BHP Billiton Limited, an Australian corporation, and BHP Billiton Plc, an English public company (collectively, the “Guarantors”), do each hereby certify pursuant to Sections 102, 201 and 301 of the Indenture (the “Indenture”), dated as of April 17, 2003, among the Company, the Guarantors and The Bank of New York Mellon, as successor trustee (the “Trustee”), that there is hereby established a series of Securities (as that term is defined in the Indenture), the terms of which shall be as follows:

(1) The title of the Securities shall be the 3.850% Senior Notes due 2023 (the “Notes”).

(2) Subject to item 12 below, the limit to the initial aggregate principal amount of the Notes which may be authenticated and delivered under the Indenture pursuant to this Certificate is US$1,500,000,000.

(3) Subject to the provisions of Section 307 of the Indenture, interest shall be payable to the Person in whose name a Note (or any predecessor Note) is registered at the close of business on the Regular Record Date next preceding the Interest Payment Date in respect of such Note.

(4) The principal amount of the Notes shall be payable in full on September 30, 2023 subject to and in accordance with the provisions of the Indenture, subject to optional tax redemption as set forth in Sections 1101 and 1108 of the Indenture.

(5) The Notes shall bear interest at the rate of 3.850% per annum from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on March 30 and September 30 of each year (each, an “Interest Payment Date”), commencing March 30, 2014, until the principal amount of the Notes has been paid or duly provided for. If any Interest Payment Date falls on a date that is not a Business Day, interest will be paid on the next Business Day with the same force and effect as if made on such Interest Payment Date. March 15 and September 15 (whether or not a Business Day), as the case may be, next preceding an Interest Payment Date, shall be the “Regular Record Date” for interest payable on such Interest Payment Date.

(6) Payment of the principal of, premium, if any, and interest on the Notes shall be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. The Notes may be surrendered for registration of transfer or exchange, and notices and demands to or upon the Company in respect of the Notes and the Indenture may be served, in each case at the office or agency of the Company maintained for those purposes in the Borough of Manhattan, The City of New York.

(7) The Notes shall not be redeemable by the Company prior to their Stated Maturity, except as provided in Sections 1101 and 1108 of the Indenture. For the purposes of redemption pursuant to Section 1108, the specified date is September 30, 2013.

(8) The Company shall not be obligated to redeem or purchase the Notes pursuant to a sinking fund or analogous provisions or at the option of the Holder thereof.

(9) The Notes shall be issuable in minimum denominations of US$2,000 and in integral multiples of US$1,000.

(10) The Notes shall be defeasible as provided by Article Thirteen of the Indenture.

(11) The Notes shall be issued in the form of one or more Global Securities and shall be substantially in the form attached hereto as Annex A. The depositary for the Global Securities representing the Notes shall be The Depository Trust Company (the “Depositary”).

(12) The Company may from time to time or at any time, without the consent of the Holders of the Notes, create and issue additional Securities with terms and conditions identical to those of the Notes, which additional Securities shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

(13) The Notes shall be entitled to the benefits of Section 205 of the Indenture.

(14) The Guarantees shall be in the form included in Annex A attached hereto.

(15) Each of the undersigned certifies that he has read the Indenture, including the provisions of Sections 102, 201, 205, 301 and 303 and the definitions relating thereto, the specimen form of Notes and Guarantee attached hereto as Annexure A, and the Board Resolutions adopted by the Boards of Directors (including committees thereof) of the Company and the Guarantors adopted in accordance with Section 301 of the Indenture. In the opinion of each of the undersigned, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not all conditions precedent provided in the Indenture relating to the issuance of the Notes and the endorsement of the Guarantee thereon, and the authentication and delivery by the Trustee of the Notes and the Guarantee, have been complied with. In the opinion of each of the undersigned, all such conditions precedent have been complied with.

(16) The address of the Company and BHP Billiton Limited for purposes of Section 105 of the Indenture is 171 Collins Street, Melbourne Victoria 3000, Australia, Telephone: +61 1300 554 757, Facsimile: +613 9609 3015. The address of BHP Billiton Plc for purposes of Section 105 of the Indenture is Neathouse Place, Victoria, London SWIV 1BH, United Kingdom, Telephone: +44 20 7802 4000, Facsimile: +44 20 7802 4111.

(17) For purposes of the Notes, all references to “UK GAAP” in the Indenture shall be deemed to mean International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as at any date of any computation, or such other accounting principles as are generally accepted in the United Kingdom as of any such date, and as applied by the Company and/or either Guarantor, as the case may be.

(18) For the avoidance of doubt, the references to “such Liens” in the second paragraph of Section 1008 of the Indenture do not include Permitted Liens.

All terms used in this Officers’ Certificate which are defined in the Indenture or the Notes shall have the meanings assigned to them in the Indenture and the Notes, respectively.

IN WITNESS WHEREOF, the undersigned have signed this Officers’ Certificate.

Dated:             , 2013

BHP BILLITON FINANCE (USA) LIMITED	BHP BILLITON LIMITED

Name:	Name:
Title:	Title:

BHP BILLITON PLC

Name:
Title: